UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2023

PATHFINDER ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40074	98-1575384
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1950 University Avenue Suite 350 Palo Alto, CA 94303	94129
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 321-4910

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fifth of one redeemable warrant	PFDRU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	PFDR	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PFDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

As previously disclosed, on October 3, 2022, Pathfinder Acquisition Corporation, a Cayman Islands exempted company (the “Pathfinder”), entered into a business combination agreement with Movella Inc., a Delaware corporation (“Movella”), and Motion Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Pathfinder. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

Attached as Exhibit 99.1 is the transcript from Movella’s analyst day, which was held on January 20, 2023 and related to the Business Combination.

The information in this Current Report on Form 8-K (the “Report”) furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and they shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. By filing this Report and furnishing this information pursuant to Item 7.01, the Company makes no admission as to the materiality of any information in this Report, including Exhibit 99.1, that is required to be disclosed solely by Regulation FD.

No Offer or Solicitation

This Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Business Combination between Movella and Pathfinder. This Report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities of Pathfinder or Movella, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Pathfinder and Movella and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination. Information about the directors and executive officers of Pathfinder is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of the shareholders of Pathfinder and a description of their direct and indirect interests in Pathfinder, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Business Combination when they become available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Additional Information and Where To Find It

In connection with the Business Combination, Pathfinder has filed a registration statement on Form S-4 (File No. 333-268068) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement to be distributed to holders of Pathfinder’s ordinary shares in connection with Pathfinder’s solicitation of proxies for the vote by Pathfinder’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Movella’s shareholders in connection with the Business Combination. On January 13, 2023, the SEC declared the Registration Statement effective and Pathfinder commenced mailing the definitive proxy statement/prospectus to holders of its ordinary shares as of January 13, 2023, the record date to be established for voting on the Business Combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other

2

documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Pathfinder, Movella, and the Business Combination. Investors and security holders may obtain free copies of the Registration Statement, preliminary proxy statement/prospectus, definitive proxy statement/prospectus and other documents filed with the SEC by Pathfinder through the website maintained by the SEC at http://www.sec.gov. The documents filed by Pathfinder with the SEC also may be obtained free of charge at Pathfinder’s website at www.pathfinderacquisition.com or upon written request to Pathfinder at 1950 University Avenue, Suite 350, Palo Alto, CA 94303.

Cautionary Statement Regarding Forward Looking Statements

This Report contains “forward-looking statements” regarding Pathfinder, Movella, and the combined company. Statements in this Report that are not historical in nature may constitute forward-looking statements. In addition, any statements that refer to Pathfinder’s, Movella’s, or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or estimates, including with respect to financial or other performance or valuation metrics or market size or opportunity, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Report, and on the current expectations of Pathfinder’s or Movella’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The words “anticipate,” “believe,” “continue,” “could,” “enable,” “estimate,” “expect,” “extend,” “future,” “intend,” “may,” “might,” “opportunity,” “outlook,” “plan,” “position,” “possible,” “potential,” “predict,” “project,” “see,” “seem,” “should,” “will,” “would,” and similar expressions, or the negative of such expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report include, but are not limited to, statements regarding the following: Pathfinder’s or Movella’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future; the anticipated timing of the closing of the Business Combination and the transactions contemplated thereby; the statements relating to the Francisco Partners financing, including the funds to be provided in connection therewith.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Pathfinder’s or Movella’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Although each of Pathfinder and Movella believes that it has a reasonable basis for each forward-looking statement contained in this Report, each of Pathfinder and Movella caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These risks and uncertainties include, but are not limited to, the following: (i) Pathfinder’s and Movella’s ability to complete the Business Combination, including the Francisco Partners financing, during the anticipated timeframe or at all; (ii) Movella’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the Business Combination; (iii) the funds in the trust account being available to Pathfinder or the combined company; (iv) Pathfinder’s or the combined company’s ability to obtain additional financing to complete the Business Combination; (v) Pathfinder’s public securities’ liquidity and trading and those of the combined company; (vi) the lack of a market for Pathfinder’s or the combined company’s securities; (vii) the use of funds not held in the trust account or available to Pathfinder from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) general economic conditions and Movella’s financial performance; (x) the impact of the COVID-19 pandemic, macroeconomic conditions, and geopolitical crises; (xi) the number of Pathfinder shareholders voting against the business combination proposal; (xii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement; (xiii) the ability to achieve and maintain the listing of the combined company’s shares on a national securities exchange following the business combination; (xiv) changes adversely affecting the businesses in which Movella is engaged; (xv) management of growth; (xvi) Movella’s ability to execute on its business strategy and plans; (xvii) the result of future financing efforts; and (xviii) risks related to regulatory matters, as well as the factors described under the heading “Risk Factors” in Pathfinder’s Annual Report on Form 10-K for the year ended December 31, 2021, Pathfinder’s registration statement on Form S-1 (File No. 333-252498), the registration statement on Form S-4 discussed above, and other documents filed by Pathfinder from time to time with the SEC.

3

If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Pathfinder nor Movella presently know or that Pathfinder and Movella currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pathfinder’s and Movella’s expectations, plans or forecasts of future events and views as of the date of this Report. Pathfinder and Movella anticipate that subsequent events and developments will cause Pathfinder’s and Movella’s assessments to change. However, while Pathfinder and Movella may elect to update these forward-looking statements at some point in the future, Pathfinder and Movella specifically disclaim any obligation to do so, except to the extent required by applicable law. These forward-looking statements should not be relied upon as representing Pathfinder’s and Movella’s assessments as of any date subsequent to the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

4

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Analyst Day Transcript dated January 20, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 23, 2023

PATHFINDER ACQUISITION CORPORATION

By:	/s/ David Chung
Name:	David Chung
Title:	Chief Executive Officer

6

Exhibit 99.1

Movella Analyst Day

CORPORATE PARTICIPANTS:

David Chung, CEO of Pathfinder Acquisition Corporation

Ben Lee, Chief Executive Officer of Movella Inc.

Stephen Smith, Chief Financial Officer of Movella Inc.

PRESENTATION

Mike Anderson

Good morning everybody, and welcome to the Movella Analyst Day presentation. This is Mike Anderson of the Blueshirt Group and I am pleased to introduce today’s presenters. We’ve got Ben Lee, the President and Chief Executive Officer of Movella, who is joined by Steve Smith, the Chief Financial Officer of Movella, and David Chung, the Chief Executive Officer of Pathfinder Acquisition Corp. We’ll begin with the management presentation of approximately 30 minutes, followed by Q&A. We’d ask you to please hold your questions until the Q&A portion of the call and then use the raise hand function in Zoom. If you have any questions during the presentation that you would like to ask, please send an individual chat to either Rich Magnus or me and we will present them following management’s remarks.

Before we begin, a quick update on the timing of the business combination between Movella and Pathfinder. A definitive proxy was filed on January 17 and a shareholder vote to approve the transaction is expected on February 8, with trading to begin shortly thereafter.

And finally I’d like to remind everybody of the safe harbor language that can be found in this presentation, which will be filed with the SEC, and I’ll now turn it over to David Chung.

David Chung

Thanks Mike. I’m David Chung, CEO of Pathfinder Acquisition Corp and co-CIO of HGGC, a leading partnership-focused private equity firm which is a co-sponsor of Pathfinder together with Industry Ventures.

Before Ben and Steve take you through the business, I want to briefly highlight what got us really excited about Movella as a business combination partner. As you’ll hear, Movella is a global leader in the digitization of movement, which is a very exciting growth space that is an enabler of an increasing number of existing and emerging applications. In a nutshell, what makes Movella compelling is that it is both an established business that has strong growth runway and high gross margins in its current markets, as well as a platform with the potential for outsized incremental growth through enablement of some high growth emerging “megatrend” markets. In addition, the business is capital efficient and scalable and we believe can reach breakeven by Q3 this year and be profitable from the fourth quarter onwards. So it’s the type of growth company profile that we wanted to see, especially in this environment. Lastly, and most importantly, we believe that the team at Movella is incredibly talented. Ben has over 20 years of experience scaling transformative companies, and Steve has considerable experience as a public company CFO including most recently at Inseego, a NASDAQ listed company where he helped oversee a market cap expansion from roughly $50 million to over $1 billion.

We’re very excited about our partnership with the company, the management and its investors, led by Kleiner Perkins, GIC and Columbia, as well as with Francisco Partners, who is coming in to provide committed financing for this transaction through a highly innovative structure. This financing structure, which I think I can safely say is truly unique in the SPAC world, has three big benefits: the first is that it delivers transaction certainty, the second is that it provides the company with funding needed to drive its plan, and third, it mitigates some of the technical friction from the more common financing structures that we’ve seen recently in the SPAC market that tend to put downward pressure on post-merger shares, so we’ve tried to mitigate that with this structure such that you can focus your time and attention on the fundamentals of the business. It’s worth highlighting that the factors that attracted us to Movella also attracted Francisco Partners, and the availability of this unique structure is a reflection of their view and our view of the strengths of Movella’s business. So with that, let me turn it over to Ben.

Ben Lee

Thank you, David, for the introduction. Let me jump right in. First I want to thank everyone for joining us this morning. At Movella, we digitize movement. We do this with a differentiated full-stack approach that includes sensors, software, and analytics. We are an enabler of a wide range of existing applications across three markets, Entertainment, Health & Sports, and Automation & Mobility, as well as some very exciting new growth markets. As David mentioned, Movella is an established business and our products are already used by over 2,000 customers including Electronic Arts, Marvel Studios, Netflix, Siemens, Honeywell, the US Olympic team, and other many brands to realize extraordinary outcomes which you’ll see in this presentation.

In addition to our existing business, we find ourselves at the epicenter of these explosive new markets for digital movement applications. This includes next gen entertainment, gaming, and live streaming markets. In addition to professional studios, individual influencers, which is a very exciting trend for us, are beginning to use our products to drive movements of their avatars for live streaming on platforms such as Twitch. Metaverse applications are already leveraging Movella’s solutions, such as the band 21 Pilots doing a live virtual concert on the Roblox platform. Here’s a short video. You’ll see the iconic lycra suits that they’re wearing are Xsens suits. It’s a system of 17 sensors that leverages our biomechanical models in a software to duplicate the human being to centimeter level accuracy and movement and dimension in virtual space. And with that you can put any type of a skin over it, so in this case they chose their likelihood, but other avatars can be chosen with other identity. We are seeing more and more artists following this trend. With the same technology, we are creating motion IP for top athletes. This is an exciting new frontier, enabling them to monetize their signature moves. Steve Young, the famous 49er quarterback, is a perfect example of a veteran elite athlete excited about our technology. We re-enacted with Steve, and everybody’s talking about the Dallas Cowboys game and the catch, we re-enacted Steve’s career highlights in our Xsens motion capture system, and essentially by doing so, immortalized his movements by digitizing them in virtual space. As a matter of fact he has a strong desire to do more with us, with other players. We have additionally digitized basketball star Jayson Tatum and other athletes have expressed a strong interest. We are furthering applications for digital health and sports, again using the same technology that’s serving the virtual space in the real world, including analytics to help athletes perfect their performance, such as indoor wall climbing. You’ll see a short video here. What’s you’re seeing here is the same iconic orange stripe lycra suits being worn by real Olympic athletes, being trained here for Tokyo 2020, which is a first time Olympic sport. And what they’re using is data to compliment the trained eyes of their coaches to see minor adjustments that they need to make, which gives them a split-second difference in their performance, which could mean the difference between a gold and a silver.

Moving on, driving the digitization of movement is a leadership team with experience in both public and private companies. With me today in person is our CFO, Steve Smith, who will speak later. Our COO, Boele, and VP Sales Marketing, CJ, are on Zoom. We are backed by leading technology investors, including our founding investor Kleiner Perkins, and cross-over investors, Columbia and GIC. We are partnering now with HGGC, Industry Ventures, and Francisco Partners to become a public company via a pending merger with Pathfinder, which we believe will further fuel our growth.

I want to briefly highlight why our investors are excited about Movella and what we hope you’ll discover over the course of this presentation. Movella is a global leader in the digitization of movement, providing enabling critical technology for multiple high-growth markets. Movella’s products are protected by a patent rich IP portfolio, providing a strong competitive barrier. And this is a growth story, scaling on top of an already well-establish business. We expect to close out the year with $41 million of revenue, serving already 2,000 customers around the world with 200+ employees. The business, as it stands, is capital efficient with high gross margins and we believe it can reach breakeven by Q3 of this year. Lastly, our management team at Movella is experienced and has a track record of scaling global companies, coupled with a deep bench of technical talent across the company.

While we are excited about our growth opportunities, we’re also pleased with our traction to-date as an established business with leadership in our current markets. This year, we estimate to close out 2022 with about $41 million of revenue, which represents a 30% CAGR since 2020, and our plan is to grow at above this level on an organic basis, as reflected in our projections, which Steve will talk about later. We have high, software-like gross margins. Why? Because of the proprietary know-how and IP protected technology that’s embedded in our sensors, as well as the software content of our offerings. Currently, we have over 2,000 customers and 100+ channel partners around the world. In addition to a diverse customer base, our revenue is fairly evenly distributed across the three sales regions and across the three application market segments.

This graphic shows Movella is at the center of enabling new applications in some very large “megatrend” end markets, such as the Metaverse, next-gen gaming, digital health, and autonomous robotics. At the same time, we currently serve large markets such as special effects for movies and films, Video Games, Sports & Ergonomics technology, and Warehouse automation. Often, our customers tell us that Movella is the leading technology for digitization of movement in many of these multi-billion dollar end markets. We see exciting paths for us to further drive growth, leveraging our leadership in the three existing markets of Entertainment, Health & Sport, and Automation & Mobility.

We offer a full stack solution that includes cloud analytics, visualization and motion capture software, and sensors. We’re most well-known for our integrated Xsens “body suits” of sensors and software that represent the forefront of movement digitization. Our products have both wired and wireless products that are worn on the body, as you saw on the video. We believe we provide the best user experience and performance by offering a complete full-stack integrated hardware and software solution. Our sensor systems provide additional monetization opportunities for third parties to develop apps and content.

Our revenue is fairly evenly split across the three end market segments of Entertainment, Sports & Health and Automation & Mobility, highlighting the broad applicability of the technology. We have long-term relationships with the representative customers on this page with repeat business. Movella’s movement digitization technology is used by some of the largest box office studios and video game producers to create cutting edge, realistic digitized movement of CGI characters. We believe our Xsens technology is the gold standard, that’s what are customers refer to us as, and has enabled hundreds of video games and over $20 billion of box office revenues and growing. Our products enabled recent blockbuster movies including my recent favorites, Black Panther: Wakanda Forever and Avatar: The Way of Water, and Steve’s favorite, Spider Man: No Way Home. In Health & Sports there are over 500 sports teams, from collegiate to professional, that are leveraging our data analytics systems and software. Our human performance platform powers the US Olympics team, which we are very proud of. And in Automation and Mobility, our sensor fusion tools are used today by top tier companies to sense movement of robots and automatons on land, sea and in the air. For example, Grey Orange, a customer in India, supplies warehouse robots to customers in over 30 countries. Our products enable more efficient and more accurate movement of robots in the warehouse. Once again, it’s the same Movella technology used across these applications.

I’d like to deep dive into one customer case study. I think everybody knows Electronic Arts. EA is a good example of trends that are driving Movella’s growth in an existing market. In the entertainment market, we see our customers using our systems in more of their projects, and we see more systems being used per project, which is an attractive multiplier effect. Movella started working with EA initially on its FIFA franchise, and today we have expanded our relationship to enable over 10 different EA studios across the globe. In addition to more games and sequels, we are growing with EA into other sports. We expect our business with EA to continue to expand in the coming years. This success story is spreading across the Pacific Ocean as well. For example, Japan-based Konami launched a project with Lionel Messi, arguably the most famous soccer player in the world, to develop a soccer game that’s similar to FIFA, developed by EA and showcasing our technology, just before the World Cup. You can see the details of this in my recent LinkedIn post.

When we think about our TAM, we think about it in terms of layers of TAM. A lot of the TAM is underserved by us and our competitors. At the narrowest level of TAM, we believe we serve a roughly $4 billion market with our Xsens sensors and software. With our Motion Cloud Reports and Human Performance Platform offerings, we believe we add another approximately $12 billion TAM incrementally. And as we push as well as get pulled into new emerging use cases like the Metaverse and digital health, the upside TAM numbers have potential increase significantly, providing the opportunity for accelerated growth.

All of our business and our growth potential is protected by our very strong IP portfolio, which creates competitive barriers. The IP encompasses both patents and trade secrets and know-how, and it encompasses the various aspects of the full stack, from sensors to sensor fusion to software, analytics, and AI. The black-magic secret sauce is in the sensor fusion software that turns the raw data from the sensors into movement intelligence. Many of these trade-secrets we intentionally don’t publish externally as patents. We see our trade-secrets just as valuable, if not more so in certain instances. At a high level, we have over 10 years of technology development and a rich IP heritage, starting with fundamental inertial sensor design know-how, coupled with a deep team of technologists that continue to advance our portfolio daily. So far, we have built a strong IP portfolio of approximately 160+ granted patents and growing, with more filed, plus trade secrets and know-how. We have an internal registration system for trade secrets. We believe we are the only company that has solved at scale the problem of magnetic interference (which is endemic to inertial sensors). We call our trade-secret “magnetic immunity”. Bottom line is that it is very difficult to replicate what we have and what we do, and this is a big reason why our gross margins are as high as they are, and our customers find value, and we expect that to be sustained.

In terms of the competitive landscape, the market is very fragmented. We think in terms of groups of competitors, though we would say that none of them provide the kind of full-stack capabilities that we do. The first group is traditional optical motion capture players – think traditional camera-based studios that Hollywood has been using for a long time. These are expensive multiple camera systems in an expensive studio that doesn’t let you go outside. The next two groups are inertial sensor players that are more similar to us, but these companies tend to be very small and nichey, and are focused on narrow use cases. The final group is inertial sensor players that are more about the pure sensors, which compete with our automation and mobility business, and do not play in the motion capture space. We believe we are the only company that is full-stack and focused on digitization of movement with any kind of scale and the ability to be an enabler for the wide set of opportunities that we have talked about.

Movella has a four-pronged growth strategy. First, growing established products, which includes growing existing customers, new logos/new customers through continued expansion of our direct sales force, share gains against competing technologies and companies, and providing continual product and feature updates. Our second growth vector is to scale through sales channel and international expansion. Over the past two years, our channel partners count increased from 30 to over 100, resulting in channel revenue growth of more than 60% year on year just in 2021. Development of new products is our third growth vector, as we continue to push ahead with new features and offerings. Finally, we see exciting growth opportunities into new markets, such as the Metaverse, virtual influencers, and next gen gaming, which is not yet included in our projections.

With that, I’ll turn over to Steve, but before I do I wanted to emphasize that Steve joined us over a year ago, and we are very confident of Steve’s track record in service as public company CFO. With that, I’ll turn over to Steve.

Stephen Smith

Thanks Ben. We’ve historically had strong growth as evidenced by the 30% compound growth rate and gross margins given we’re predominantly a hardware company today. We heard loud and clear, given the current macro environment, that the expectations of the investing community is for us to become profitable faster, accordingly we’re targeting achieving breakeven in Q3 of 2023. We believe our long term model of 25-30% adjusted EBITDA margin is achievable, based on our growth plan and strong growth margins.

We sell integrated solutions inclusive of both hard and software. Accordingly we’re able to achieve margins in the mid-60s. For our hardware, mocap suits and other sensors, revenue is recognized upon sale. We are currently in the process of modifying our software licensing to a recurring model away from a one-time sale. We’ll see that happen as we bring on our upgraded systems and move away some of the one-time licenses we have today. We employ both direct and indirect sales staff, this is the channel partner Ben mentioned, approximately 62% of our revenue is generated from our internal teams, the balance through the channel.

We had strong historical growth and expect to continue that growth. We’re estimating approximately $41 million in revenue in 2022, however, 2022 was affected by several one-time factors. First there was the China COVID shutdown of 70 days in Q2, which impacted both supply and demand. And two, we experienced top line erosion of approximately $2.2 million during the year as a result of the Euro to dollar exchange rate that dropped from close to $1.14 at the beginning of the year to less than $0.95. About 50% of our revenue is Euro-denominated. Given the loosening of the COVID restrictions, particularly after the Q2 impact, we saw a strong recovery in quarters three and four, leading into 2023. The point being that the growth rate change that shows here form 18% to 48% in 2023 is closer to 24% when using a normalized revenue run rate off of the fourth quarter. Over the past three years we increased our channel partner network, which includes VARS, distributors and other resellers, from 30 to over 120 today. Combined with our internal sales headcount increases, we feel that we’re extremely well positioned to take advantage of growth prospects. Planned new products in 2023, specifically an upgrade in our software and our motion digitization system, as well as the introduction of OBSKUR, our Metaverse enabling technology that we expect to further drive revenue expansion in 2024 and beyond.

An additional note, and if you recall back to the TAM slide that Ben showed, the forecast numbers that we presented exclude the potential benefits of the Metaverse and digital health. These are the revenue opportunities are in the dotted lines that you’ll see on the chart. These are new opportunities in development that we expect will generate significant returns in the coming years. Ben has already discussed the major growth factors.

Strong margin performance on both hardware and software, with gross margins approaching 70% are a key to rapidly achieving EBITDA profitability, which we are expecting in Q3 of this year.

Our long term model estimates target gross margins at 75% as we add new product offerings and expand into new markets. Here I want to note the vTuber, Metaverse and Digital Health is up from the low 60s in 2022. We expect to see our gross margin increase into the high 60s in 2023 and 2024, driven by growth of established products, channel and international expansion and a ramp of new products in the markets noted above. We also anticipate limited OPEX growth. Our key areas of focus for OPEX are product development, sales enablement (internal, channel and marketing efforts), and public company overhead. By focusing on sales enablement, strong gross margin performance, and key product introductions, we anticipate a long term adjusted EBITDA margin of 25-30%, again with breakeven of Q3 this year. The other thing I want to note, if you look at the column for 2024, we are expecting a 20% EBITDA margin in that year, which is within striking distance of our long term model. We’d expect to hit to our long-term target metrics when we reach scale, expected in three to five years. With that, I’ll turn back over to Ben for his closing comments.

Ben Lee

Thanks, Steve. A few key take-aways for you to think about before we open the floor to questions. Movella is a global leader in the digitization of movement, and is a highly differentiated full-stack platform. The company is an established business with $41 million of estimated revenues this year and already serving over 2,000 customers with 100+ channel partners globally. We believe the company is uniquely positioned to power multiple fast growing end markets and applications, leveraging our patent rich IP portfolio and trade-secrets and know-how. And while this is certainly a growth story, I am most excited about our strong financial model. The business, as it stands, is very capital efficient with high gross margins and is expected to reach breakeven by Q3 of this year. Lastly, our management team at Movella is experienced and has a track record of scaling global companies. We are complimented by a deep bench of technical talent across the company that continues to innovate. With that, I think we can move to questions.